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VF 3-12-02

02019733

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street
(No. and Street)

RECD S.E.C.
MAR 0 1 2002
550

Ada, (City) Michigan (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Gorz (800)530-9872
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name — *if individual, state last, first, middle name*)

5136 Cascade Road SE 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2001 AND 2000

OATH OR AFFIRMATION

I, Richard A. Gorz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

HOLLY JO RADDE
Notary Public, Kent County, MI
My Commission Expires 11/06/2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED

DECEMBER 31, 2001 AND 2000

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Alan K. Himebaugh CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Dale R. Manske CPA
Sue E. Folkringa CPA MBA
Leslie S. Sanford CPA MST
Sherah E. Richard CPA
David D. Bowen CPA
Ronen Shefer CPA
Ann M. Swanson CPA
Keith A. DeJonge CPA
Lyle B. VanKlompenberg CPA

INDEPENDENT AUDITOR'S REPORT

January 17, 2002

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statement of financial condition of USA Financial Securities Corporation as of December 31, 2001 and 2000, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / Fax: 616-575-3481 / www.ehtc.com

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2001	December 31, 2000
CURRENT ASSETS:		
Cash	$ 101,391	$ 43,016
Commissions receivable	27,251	17,664
Prepaid expenses	16,434	5,683
Computer hardware, at cost, less accumulated depreciation and amortization of $1,837 and $831, respectively	3,193	4,199
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	-	5,318
CRD Daily account	2,289	2,208
TOTAL ASSETS	$ 175,558	$ 103,088

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
LIABILITIES:		
Accounts payable:		
Representatives	$ 78,149	$ 15,730
Trade	15,081	10,288
Withdrawals against future earnings - Pershing	5,569	-
Total Liabilities	98,799	26,018
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	190,000
Paid-in capital	80,000	-
Retained earnings (deficiency)	(203,241)	(112,930)
Total Stockholders' Equity	76,759	77,070
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 175,558	$ 103,088

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

	For years ended December 31,			
	2001		2000	
REVENUES:				
Securities	$ 1,502,714	98.35 %	$ 242,592	97.77 %
Clearing firm commissions	7,604	0.50	978	0.39
IAR planning fees	5,939	0.39	-	-
Handling fees	4,888	0.32	-	-
Representative processing fees	2,940	0.19	-	-
Other income	2,118	0.14	571	0.23
Interest	1,786	0.11	3,991	1.61
	1,527,989	100.00	248,132	100.00
EXPENSES:				
Commissions	1,369,874	89.65	225,402	90.84
Leased employees	130,322	8.53	75,778	30.54
Insurance	23,713	1.55	1,050	0.42
Rent:				
Software	11,283	0.74	7,028	2.83
Building	10,534	0.69	6,000	2.42
Equipment	962	0.06	536	0.22
Professional fees	14,935	0.98	5,546	2.24
Licenses and permits	13,899	0.91	11,331	4.57
Clearing and ticket charges	10,954	0.72	7,267	2.93
Postage and delivery	7,452	0.49	1,836	0.74
Telephone	5,373	0.35	1,351	0.54
Continuing education	4,190	0.27	-	-
Repairs and maintenance	3,453	0.23	1,105	0.45
Office supplies	2,995	0.20	2,262	0.91
Printing and reproduction	1,730	0.11	1,736	0.70
Conventions and conferences	1,514	0.10	-	-
Depreciation	1,006	0.07	831	0.33
Computer expenses	979	0.06	-	-
Meals and entertainment	901	0.06	584	0.24
Bank service charge	737	0.05	300	0.12
Miscellaneous	493	0.03	385	0.16
Dues and subscriptions	348	0.02	49	0.02
Advertising	340	0.02	1,196	0.48
Employee awards and gifts	250	0.02	63	0.03
Interest	63	-	176	0.07
Automobile	-	-	41	0.02
	1,618,300	105.91	351,853	141.82
NET INCOME (LOSS)	$ (90,311)	(5.91) %	$ (103,721)	(41.82) %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficiency)	Equity
Balance at December 31, 1999	12,000	$ 200,000	$ -	$ (9,209)	$ 190,791
Redemption of common stock	(600)	(10,000)	-	-	(10,000)
Net income (loss)	-	-	-	(103,721)	(103,721)
Balance at December 31, 2000	11,400	190,000	-	(112,930)	77,070
Issuance of common stock	600	10,000	-	-	10,000
Contributions of paid-in capital	-	-	80,000	-	80,000
Net income (loss)	-	-	-	(90,311)	(90,311)
Balance at December 31, 2001	12,000	$ 200,000	$ 80,000	$ (203,241)	$ 76,759

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

	For years ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (90,311)	$ (103,721)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense	1,006	831
(Increase) decrease in:		
Commissions receivable	(9,587)	(17,664)
Prepaid expenses	(10,751)	(5,683)
Pershing clearing account	-	(25,000)
Operational accounts	5,318	(5,318)
CRD Daily account	(81)	(2,208)
Increase (decrease) in:		
Accounts payable	67,212	24,569
Withdrawals against future earnings - Pershing	5,569	-
NET CASH USED BY OPERATING ACTIVITIES	(31,625)	(134,194)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(952)
Proceeds from notes receivable	-	175,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	174,048
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from paid-in capital	80,000	-
Proceeds from issuance of stock	10,000	-
Payment for redemption of stock	-	(10,000)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	90,000	(10,000)
INCREASE IN CASH	58,375	29,854
CASH, Beginning of Year	43,016	13,162
CASH, End of Year	$ 101,391	$ 43,016
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 63	$ 176

See Independent Auditor's Report
See notes to financial statements

ORGANIZATION AND NATURE OF BUSINESS

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2001 and 2000.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $18,281 as of December 31, 2001, were uninsured and uncollateralized.

ADVERTISING COSTS

Advertising expense charged to operations totaled $340 and $1,196 for the years ended December 31, 2001 and 2000, respectively.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $54,843, which was $48,257 in excess of the required net capital of $6,586. The Company's net capital ratio was 1.80 to 1. At December 31, 2000, the Company had net capital of $64,980, which was $59,980 in excess of the required net capital of $5,000. The Company's net capital ratio was 0.40 to 1.

CONCENTRATION RISK

One representative, who is also a shareholder, of the Company generated $666,725 and $193,461 in revenue during the years ended December 31, 2001 and 2000, respectively. Of this revenue generated, $623,913 and $165,291 was expensed as commissions expense to this representative in the years ended December 31, 2001 and 2000, respectively. Of this amount, $51,836 and $9,422 is payable to this representative in commissions at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, amounts receivable on sales produced by that representative, included in commissions receivable, totaled $11,281 and $11,166, respectively.

RELATED PARTY TRANSACTIONS

The Company rents office space and leases employees from a related limited liability company, Get2W, LLC. Monthly payments of $1,650 were paid on a month-to-month basis for office space beginning September 2001. A total of $6,600 was charged to expense under this agreement during the year ended December 31, 2001.

The Company rented office space from a related S corporation, USA Financial Marketing Systems, Inc. through August 2001. Monthly payments ranging from $500 to $717 were paid on a month-to-month basis for office space. A total of $3,934 and $6,000 was charged to expense under this agreement during the years ended December 31, 2001 and 2000, respectively.

Monthly payments are made on a monthly basis to the related S corporation for leased employees. The total charged to expenses for these employees totaled $130,322 and $75,778 for the years ended December 31, 2001 and 2000, respectively. The unpaid portion of these expenses included in accounts payable at year end is $10,722 and $7,611 at December 31, 2001 and 2000, respectively.

Additionally, the Company reimbursed the related S corporation on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The unpaid portion of these expenses included in accounts payable at year end is $2,359 and $2,011 at December 31, 2001 and 2000, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Systems, Inc. These related representatives generated $713,078 and $193,928 in revenue during the years ended December 31, 2001 and 2000, respectively. Of this revenue, the amount uncollected and included in commissions receivable at December 31, 2001 and 2000 totaled $14,845 and $11,596, respectively.

RELATED PARTY TRANSACTIONS (CONTINUED)

A portion of the revenue generated was paid to these representatives and expensed as commissions expense. In addition to the payment to the representative generating the revenue, an additional management fee is also paid to a related representative.

Commissions expense paid to related parties is summarized as follows:

	For year ended December 31, 2001	For year ended December 31, 2000
Related representative generating revenue	$ 651,461	$ 165,688
Management fee	104,644	17,316
Total commissions expense paid to related parties	$ 756,105	$ 183,004

Of the total charged to commissions expense, $59,961 and $11,106 is payable to these representatives at December 31, 2001 and 2000, respectively. (See note entitled "CONCENTRATION RISK".)

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL:		
Total stockholders' equity		$ 76,759
Total capital		76,759
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	16,434	
Computer hardware	3,193	
CRD Daily account	2,289	21,916
TOTAL NET CAPITAL		$ 54,843
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 93,230
Withdrawals against future earnings - Pershing		5,569
TOTAL AGGREGATE INDEBTEDNESS		$ 98,799
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 6,586
Excess net capital at 1,500 percent		$ 48,257
Excess net capital at 1,000 percent		$ 44,963
Ratio: Aggregate indebtedness to net capital		1.80 to 1

Note: This computation of Net Capital under Rule 15c3-1 agrees to the Focus Report, Part IIA Quarterly 17a-5(a) for the quarter ended December 31, 2001.

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Alan K. Himebaugh CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Dale R. Manske CPA
Sue E. Folkringa CPA MBA
Leslie S. Sanford CPA MST
Sherah E. Richard CPA
David D. Bowen CPA
Ronen Shefer CPA
Ann M. Swanson CPA
Keith A. DeJonge CPA
Lyle B. VanKlompenberg CPA

SCHEDULE II
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

January 17, 2002

Board of Directors
USA Financial Securities Corporation
Grand Rapids, Michigan

In planning and performing our audits of the financial statements of USA Financial Securities Corporation (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.